Exhibit 16.1

September 5, 2017

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01(a) of Form 8-K dated September 5, 2017, of Alphatec Holdings, Inc. and are in agreement with the statements contained in the fourth sentence of the first paragraph, the second, third and fourth paragraphs, and the first sentence of both the fifth and sixth paragraphs therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statement concerning the material weaknesses in internal control over financial reporting included in the fourth, fifth and sixth paragraphs of Item 4.01(a), we had considered such matters in determining the nature, timing, and extent of procedures performed in our audit of the registrant’s 2015 financial statements.

/s/ Ernst & Young LLP